UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

This Report on Form 6-K of SMX (Security Matters) Public Limited Company (the “Company”) (1) includes a Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the six months ended June 30, 2026 and 2025, (2) certain other disclosures about the Company and (3) attaches as Exhibit 99.1 the unaudited interim condensed consolidated financial statements and related notes of the Company as of and for the six months ended June 30, 2026.

The information included in this Report on Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 (File Numbers 333-297212, 333-294606 and 333-293520) and Form S-8 (File Numbers 333-288722, 333-290452 and 333-294122) of the Company (including any prospectuses forming a part of such registration statements), and shall be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Report on Form 6-K may include, for example, statements about:

●	the Company’s financial performance and ability to raise capital;
●	the ability to maintain the listing of the Company’s Ordinary Shares on Nasdaq;
●	changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;
●	the Company’s ability to develop and launch products and services;
●	the Company’s ability to successfully and efficiently integrate future expansion plans and opportunities;
●	the Company’s ability to grow its business in a cost-effective manner;
●	the Company’s product development timeline and estimated research and development costs;
●	the implementation, market acceptance and success of the Company’s business model;
●	developments and projections relating to the Company’s competitors and industry;
●	the Company’s approach and goals with respect to technology;
●	the Company’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;
●	the impact of war, terror threats, macroeconomic developments, geopolitical uncertainties or adverse public health developments on the Company’s business;
●	changes in applicable laws or regulations; and
●	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this Report on Form 6-K, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. The risk factors and cautionary language referred to in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025. You should review the factors and risks that the Company describes in the reports it has filed and will file from time to time with the SEC.

As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the outcome of any legal proceedings that may be instituted against the Company;
●	the ability to maintain the listing of the Ordinary Shares on Nasdaq;
●	changes in applicable laws or regulations;
●	the effects of future pandemics, or other future health crises on the Company’s business;
●	the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities;
●	the risk of downturns and the possibility of rapid change in the highly competitive industry in which the Company operates;
●	the risk that the Company and its current and future collaborators are unable to successfully develop and commercialize its products or services, or experience significant delays in doing so;
●	the risk that the Company may never generate revenues or achieve or sustain profitability;
●	the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;
●	the risk that the Company experiences difficulties in managing its growth and expanding operations;
●	the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations;
●	the risk that the Company is unable to secure or protect its intellectual property;
●	the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and
●	other risks and uncertainties described in the Company’s filings with the SEC from time to time, including those under the section entitled “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of the Company’s consolidated results of operations and financial condition. This discussion and analysis should be read together with our audited consolidated financial statements and related notes as of December 31, 2025, of our Company included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025. This discussion and analysis should also be read together with the section in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 entitled “Business”. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” elsewhere in this Report on Form 6-K. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth elsewhere in this Report on Form 6-K.

Business

The Company envisions itself as the next generation solution provider of brand protection, authentication and track and trace technology for the anti-counterfeit market. Its vision is to build confidence in the era of the digital economy, enabling parties to maintain trust in physical assets and processes. Its transformative solution aims at building on the principles of The United Nations’ Sustainability Development Goals, particularly Goal 12: “Ensure sustainable consumption and production patterns” that can create value for participants in the circular economy. As an increasing number of industries and sectors are committing to using recycled material and realizing the broader strategic vision of net zero carbon emissions, the Company believes its solution is the next generation for sustainability and the circular economy.

The Company provides one solution to solve both authentication and track and trace challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer.

Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

The Company is pursuing commercial expansion across key markets, including Asia (with a focus on Japan), the Middle East and Europe.

The Company’s business model targets leading brands and manufacturers (as opposed to directly targeting consumers) in order to create a new market standard for circular economy solutions, brand authentication and supply chain integrity. The Company offers both business-to-business sales and “white label” solutions, depending on the needs of customers and the ultimate end use based on either a fixed fee or volume-based revenue model (or both).

The Company is also expanding its solution offering through the integration of complementary technologies alongside its core platform, to enable the Company to deliver comprehensive, end-to-end solutions to clients across industries.

The Company may work directly with the manufacturer of the products or through the manufacturer’s raw material supplier so that the manufacturer is not required to change (or is required to make no more than minimal changes to) its manufacturing process in order to implement the Company’s technology in the production process. Gaining the trust of raw material producers is the first stage, which in turn allows for credibility and trust when supplying solutions to brand owners, manufacturers and suppliers, which is a key step for its success.

Key Factors Affecting Operating Results

The Company believes that its performance and future success depend on several factors that present significant opportunities but also pose risks and challenges, including those discussed below and in the section of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 titled “Risk Factors” and other filings the Company makes from time to time with the SEC.

Commercial Agreements

The Company’s technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting the technology, they can be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

Due to the fact that the Company aims its present and future sales efforts at large multi-national market-leading conglomerates, the Company’s sale cycle is of several quarters or longer and there is a risk associated with it that at any time, due to force majeure, or events like pandemics, natural disasters, cyberattacks, regional wars, global tension, global supply chain challenges and climate change, that are beyond our control, the sale cycle will be broken and all efforts will be lost.

The Company continues to engage with multinational customers, industry participants and strategic partners regarding commercial deployments and broader market adoption of its technology. The timing and outcome of these engagements remain subject to commercial negotiations, customer implementation schedules, regulatory considerations and other factors outside the Company’s control. Accordingly, there can be no assurance as to the timing or extent of future commercial agreements or revenue generation.

Components of Operating Results

The results of operations presented below should be reviewed in conjunction with the unaudited interim condensed consolidated financial statements as of June 30, 2026, and related notes included as an exhibit to this Report on Form 6-K.

Revenue

The Company has not yet generated recurring revenue from commercial technology deployments. During this stage of development, management has focused on technology validation, pilot programs, customer onboarding and establishing the commercial infrastructure required to support large-scale commercial deployment across multiple industries.

Operating Expenses

The Company’s current operating expenses consist of the following components: research and development expenses, general and administrative expenses, amortization, and selling and marketing expenses. The Company is working to maintain discipline on expenses over time.

Research and Development Expenses, Net

The Company’s research and development expenses consist primarily of wage and salary related expenses, subcontractors and consultants, depreciation and amortization of equipment, research expenses and share-based compensation expenses. The Company expects that its research and development expenses will increase as the Company continues to develop its products and recruit additional research and development employees.

The Company is engaged in Proof of Concept (POC) agreements according to which it receives funds for financing research and development expenses from prospective customers. Those funds are reimbursements for expenses and therefore are offset against the related research and development expenses in profit or loss.

General and Administrative Expenses

General and administrative expenses consist primarily of professional services fees, wages and salary related expenses, share-based compensation, public company expenses and other general and administrative expenses.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of wages and salary related expenses, share based compensation, digital advertising and marketing expenses.

Finance Income and Expenses

Finance expenses, net consist primarily of revaluation of financial liabilities and warrants at fair value, interest on borrowings, foreign exchange rate differences, equity and RSU issued to investors and fees and commissions to banks.

Foreign Currency

The unaudited interim condensed consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company. The Company’s functional currency is US Dollar. The functional currency of Lionheart is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of trueSilver is Canadian Dollar. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. Security Matters PTY’s functional currency is Australian Dollar. The functional currency of SMX Israel is New Israeli Shekel. The functional currency of Security Matters Canada Ltd. is Canadian Dollar. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of trueGold is Australian Dollar. The functional currency of SMX Circular Economy FZCO is Emirati Dirham. The functional currency of SMX IP and Licensing Limited is US Dollar.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”). Accordingly, transactions and balances have been converted as follows:

● Assets and liabilities - at the rate of exchange applicable at the reporting date.

● Expense items - including expenses and income (such as POC’s) are translated at the average exchange rates for the reporting period.

● Share capital, capital reserve and other capital movement items were at rate of exchange as of the date of recognition of those items.

● Accumulated deficit was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.

● Exchange gains and losses from the aforementioned conversion are recorded in exchange losses arising on translation of foreign operations in the consolidated statement of comprehensive loss.

Comparison of the Six Months Ended June 30, 2026, and 2025

The following table summarizes our historical results of operations for the periods indicated:

	For the Six-Month Period Ended
	June 30, 2026	June 30, 2025
	US$ in thousands except share and per share data
General and administrative expenses	24,967	18,656
Selling and marketing expenses	1,240	1,380
Research and development expenses, net	2,547	1,640
Amortization of Intangible Assets	1,452	2,075
Operating loss	(30,206)	(23,751)

Finance income	21,114	9,854
Finance expenses	36,358	10,724
Loss before income tax	(45,450)	(24,621)
Income tax	-	-
Net loss	(45,450)	(24,621)

Other comprehensive loss	(3,166)	(1,691)

Total comprehensive loss	(48,616)	(26,312)

Net loss attributable to:
Equity holders of the Company	(44,348)	(23,638)
Non- controlling interest	(1,102)	(983)

Loss per share attribute to the shareholders
Basic and diluted loss per share attribute to shareholders	(152)	*(4,065)

* (US dollar in thousands)

The share and per share information in these financial statements reflects the 1-for-28.5, 1-for-4.1 1-for-7, 1-for-10.89958, 1-for-8, 1:4.8828125, 1-for-20 and 1-for-2.285 reverse share splits that became effective on January 15, 2025, June 16, 2025, August 7, 2025, October 23, 2025, November 18, 2025, February 17, 2026, May 11, 2026, and June 1, 2026, respectively, of the Company’s issued and outstanding Ordinary Shares. See also Note 1.D to 1.K to the Company’s unaudited interim condensed consolidated financial statements for the six month period ended June 30, 2026, included as an exhibit to this Report on Form 6-K.

Overview

All amounts are in U.S. dollars in thousands except share and per share data, unless otherwise indicated.

General and Administrative Expenses

The Company’s general and administrative expenses amounted to $24,967 for the six months ended June 30, 2026, an increase of $6,311, or 34%, compared to $18,656 for the six months ended June 30, 2025. The increase was primarily attributable to higher professional services expenses of $12,050 incurred to supporting commercialization, business development, marketing, and investor relations initiatives, partially offset by a decrease of $5,086 in share-based compensation expense and a decrease of $774 in fundraising expenses.

Selling and Marketing Expenses

The Company’s selling and marketing expenses amounted to $1,240 for the six months ended June 30, 2026, a decrease of $140, or 10%, compared to $1,380 for the six months ended June 30, 2025. The decrease was primarily attributable to a reduction of $705 in share-based compensation expense, partially offset by an increase of $269 in travel expenses and an increase of $247 in marketing and business development expenses.

Research and Development Expenses

The Company’s research and development expenses amounted to $2,547 for the six months ended June 30, 2026, an increase of $907, or 55%, compared to $1,640 for the six months ended June 30, 2025. The increase was primarily attributable to an increase of $908 in materials and service provider expenses and an increase of $273 in wages and salaries, partially offset by a decrease of $461 in share-based compensation expense.

Amortization of Intangible Assets

The Company’s amortization expenses amounted to $1,452 for the six months ended June 30, 2026, a decrease of $623, or 30%, compared to $2,075 for the six months ended June 30, 2025. The decrease was attributed to decrease in the intangible assets balance due to impairment that was recognized in December 31, 2025.

Finance Income and Expenses

The Company’s finance income for the six months ended June 30, 2026, totaled $21,114, an increase of $11,260, or 114%, compared to $9,854 for the six months ended June 30, 2025. The increase was primarily attributable to finance income resulting from changes in the Company’s share price during its SEPA offering (described further below), amounting to $16,252, partially offset by a decrease of $5,153 in gains from the revaluation of notes and loans.

The Company’s finance expenses for the six months ended June 30, 2026, totaled $36,358, an increase of $25,634, or 239%, compared to $10,724 for the six months ended June 30, 2025. The increase was primarily attributable to expenses arising from equity issuance costs incurred in connection with the SEPA equity offering, amounting to $29,380, partially offset by a decrease of $1,990 in warrant and loan revaluation and interest expenses and a decrease of $1,754 in foreign exchange expenses.

Income Tax

As of June 30, 2026, the Company estimates that it had accumulated tax loss carryforwards of approximately $169,786 (June 30, 2025: approximately $106,000), which may be carried forward and offset against future taxable income, subject to applicable tax laws and regulations. The Company has not recognized deferred tax assets in respect of these tax loss carryforwards, as management does not currently consider their realization in the foreseeable future to be probable.

Operating Loss

For the six months ended June 30, 2026, the Company reported an operating loss of $30,206, compared to an operating loss of $23,751 for the six months ended June 30, 2025, representing an increase of $6,455, or 27%. As discussed above, the increase in operating loss was primarily attributable to higher general and administrative expenses, mainly driven by increased professional services expenses incurred to support business development, marketing, and investor relations initiatives, partially offset by a decrease in non-cash share-based compensation expense.

Net Loss

As a result of the foregoing, the Company’s net loss for the six months ended June 30, 2026, was $45,450, compared to $24,621 for the six months ended June 30, 2025, representing an increase of $20,829, or 85%. The increase in net loss was primarily attributable to the higher operating loss and increased finance expenses during the period, as described above.

Liquidity and Capital Resources

Overview

All amounts are in U.S. dollars in thousands except share and per share data, unless otherwise indicated.

Since inception through June 30, 2026, the Company has financed its operations primarily through the issuance of ordinary shares, warrants, convertible notes, and loans from investors and related parties, as well as reimbursements from prospective customers for paid pilot and proof-of-concept projects.

The table below presents our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2026	2025
Net cash used in operating activities	(25,360)	(4,145)
Net cash used in investing activities	(1,147)	-
Net cash provided by financing activities	50,196	2,689
Net increase (decrease) in cash and cash equivalents	23,689	(1,456)

Operating Activities

Net cash used in operating activities was $25,360 during the six months ended June 30, 2026, compared to $4,145 during the six months ended June 30, 2025. The increase in cash used in operating activities was primarily attributable to the Company’s net loss of $45,450, adjusted for significant non-cash items, including a $11,644 expense related to the revaluation of the SEPA liability, $9,022 of share-based compensation expense, $5,253 of interest expense and revaluation of convertible notes, $1,546 of depreciation and amortization expense, and $465 related to the issuance of shares and restricted shares to investors.

Investing Activities

Net cash used in investing activities was $1,147 during the six months ended June 30, 2026, compared to nil during the six months ended June 30, 2025. The cash used in investing activities during 2026 primarily related to a strategic investment in gold of $1,001 and the purchase of property, plant and equipment of $146.

Financing Activities

Net cash provided by financing activities was $50,196 for the six months ended June 30, 2026, compared to $2,689 for the six months ended June 30, 2025. The $47,507 increase was primarily attributable to $50,523 of net proceeds from SEPA share issuances, partially offset by $3,426 of proceeds from the issuance of convertible notes and securities received in the prior-year period.

Current Outlook

The Company has incurred and continues to incur losses and continues to generate negative cash flows from operations since inception. Since the Company’s inception, it has not generated significant revenue from the sale of its technology products or services.

On December 1, 2025, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with Target Capital 1 LLC (the “SEPA Investor”), pursuant to which the SEPA Investor has committed to purchase from the Company up to $100,000 of the Company’s Ordinary Shares in an equity line of credit (the “Equity Line”), subject to the terms and conditions specified in the SEPA. The SEPA was subsequently amended on December 9, 2025, to change certain terms and conditions originally contained in the SEPA.

On February 5, 2026, the Company and the SEPA Investor entered into a Second Amendment to Standby Equity Purchase Agreement (the “Amendment”), which increased the size of the commitment amount under the Equity Line from $100,000 to $250,000. Subsequently, the SEPA Investor waived all further obligations of the Company to acquire or hold bitcoin or any other cryptocurrency, and all net proceeds under the SEPA may be used for the Company’s working capital and general corporate purposes.

As of June 30, 2026, the Company had drawn down approximately $50,523 net from the commitment amount under the SEPA and before agent fees of approximately $1,484 and had issued an aggregate of 463,035 of its ordinary shares to the SEPA Investor as a result. The Company intends to continue to draw down under the Equity Line from time to time pursuant to the terms and conditions of the SEPA, as amended, and applicable law.

The Company has used and intends to use the net proceeds from the sale of its shares under the SEPA, for working capital and general corporate purposes, and to repay outstanding indebtedness and other liabilities of the Company.

As of June 30, 2026, the Company held cash and cash equivalents of $33,540.

As of June 30, 2026, the Company had outstanding trade payables, other payables and lease liabilities totaling $6,079, relating primarily to accrued employee compensation, accrued expenses including suppliers, service providers, and lease obligations, as well as $2,638 of convertible note, warrants and bridge loans liabilities owed to lenders and investors.

The Company expects to settle these obligations through additional capital raises that are planned for the remainder of 2026, including pursuant to the SEPA.

Management believes that the Company’s existing liquidity provides sufficient funding to support its current operating plans. Continued execution of the Company’s long-term commercialization strategy, strategic initiatives and planned growth is expected to require additional capital, including further drawdowns under the SEPA and/or other financing alternatives.

The Company’s operating plans remain subject to change based on business conditions, market opportunities and other factors outside of management control, and additional financing may be required sooner than currently anticipated.

The Company’s future capital requirements will depend on several factors, including:

●	commercial scaling and initial deployment of the technology, along with the progress and costs of our research and development activities;
●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;
●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and
●	the magnitude of our general and administrative expenses.

Until the Company generates material recurring revenues and positive operating cash flows, management expects to satisfy its future liquidity requirements primarily through capital raising activities, including additional drawdowns under the SEPA, strategic financing arrangements and other available sources of capital.

The Company’s business and commercialization activities are subject to significant macroeconomic and geopolitical uncertainties, including ongoing conflicts in the Middle East, changes in international trade policies and tariffs, inflationary pressures, volatility in energy and raw material prices, changes in packaging and environmental regulations, supply chain disruptions and fluctuations in foreign exchange markets. These factors may adversely affect customer purchasing decisions, project timing, commercialization schedules, operating costs and the Company’s financial condition and results of operations.

The Company cannot be certain that additional funding will be available when needed, on acceptable terms, if at all. The Company’s outstanding warrants are out of the money; accordingly, the Company does not expect to raise any material additional funds from the exercise of outstanding warrants. If funds are not available, the Company may be required to delay or reduce the scope of research or development plans and commercial roll-outs of its products and services.

We can give no assurances that we will be able to secure additional sources of funds to support our operations on acceptable terms, or at all, or, if such funds are available to us, that such additional financing will be sufficient to meet our needs. If we raise additional funds by issuing equity or convertible debt securities, including pursuant to the SEPA, it could result in dilution to our existing stockholders or increased fixed payment obligations. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. If we incur additional indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but may not be on terms that are favorable to us. Any of the foregoing could significantly harm our business, financial condition and results of operations. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may be required to reduce the scope of the commercialization of our planned products or delay, scale back or discontinue the development of one or more of our product candidates.

We may also need to take certain other actions to allow us to maintain our projected cash and projected financial position, including but not limited to additional reductions in general and administrative costs, sales and marketing costs, and other discretionary costs. Although we believe such plans, if executed and coupled with the above-described sources of liquidity, should provide us with financing to meet our needs, successful completion of such plans is dependent on factors outside of our control.

We anticipate that we will continue to incur net losses into the foreseeable future as we continue our development of our product candidates and expand our business development efforts and corporate infrastructure.

As of June 30, 2026, the Company incurred accumulated losses of $295,500 and continued to incur operating losses and negative cash flows from operating activities during to date of these financial statements. The Company has not yet generated revenues and is required to obtain additional financing in order to continue to operate. The Company continues to actively manage its capital structure through a combination of equity financing, strategic partnerships, and access to committed capital facilities. These initiatives are designed to support the Company’s transition toward large-scale commercialization. While current cash resources are sufficient to fund its planned operations in the near term, additional funding will be required to support long-term growth, management believes that the Company’s current strategy and access to capital provide a reasonable basis to continue operations. The accompanying unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

SEPA

See above under “-Current Outlook,” and in Note 5 to the Company’s unaudited interim condensed consolidated financial statements attached to this Report on Form 6-K as Exhibit 99.1, for information with respect to the SEPA.

December 2025 Convertible Notes

On December 1, 2025, as pre-advances under the SEPA, the Company, though RBW Capital as placement agent, entered into a convertible promissory note with an institutional investor. Following an amendment dated December 9, 2025, the total aggregate principal amount was increased to $20,625. From a cash flow perspective, the Company received total gross proceeds of $16,500 (before deduction of placement agent fee, legal expenses in total amount of $1,460). The difference of $4,125 represents an Original Issue Discount (“OID”) of 20%, which was fully earned upon closing and does not reduce the contractual principal amount of the note.

Under the terms of the note, no interest applies unless an event of default occurs. The note includes customary default provisions for similar transactions, under which, in the event of default:

(i)	the principal amount increases automatically by 20%;
(ii)	default interest of 20% per annum applies; and
(iii)	all outstanding debt may be declared immediately due and payable.

The investor is entitled to convert the note into ordinary shares of the Company at any time, at a conversion price equal to the greater of the following two amounts: (i) 85% of the lowest daily Volume Weighted Average Price (“VWAP”) during the five trading days immediately preceding conversion, representing a 15% discount to market price; and (ii) a floor price of $1.5 per share was established to protect the Company and existing shareholders from excessive dilution, such that the conversion price cannot fall below this threshold.

The Company received aggregate loan proceeds of $16,500 in two separate tranches: $5,750 on December 3, 2025, and $10,750 on December 29, 2025.

The debt component was measured using the amortized cost method, while the conversion feature was classified as a derivative financial liability and measured at fair value through profit or loss. Based on Monte Carlo valuations performed for each tranche, the debt component was estimated at approximately $2,507 and $4,450, and the conversion feature at approximately $3,243 and $6,300 for Tranches 1 and 2, respectively.

From December 2025 through January 2026, the investors converted the entire outstanding principal amount of $20,625 of the convertible notes into ordinary shares of the Company.

As of June 30, 2026, the Company had no remaining liability or obligation related to the convertible promissory note.

Shareholders Rights Agreement

On February 13, 2026, the Company entered into a Shareholder Rights Agreement (“the Agreement”) with Continental Stock Transfer & Trust Company, as rights agent. As part of the Agreement, on March 2, 2026, the Company issued one preferred share purchase right (“Right”) for each then outstanding Ordinary Share. The Rights initially trade together with, and are inseparable from, the Ordinary Shares, and generally become exercisable only ten days after a person or group acquires beneficial ownership of 10% or more of the Company’s outstanding Ordinary Shares (“Acquiring Person”). If the Rights become exercisable, holders of Rights other than the Acquiring Person may purchase Series A Preferred Shares at a nominal exercise price (of $0.0001 per Right). Prior to such event, the Company’s Board of Directors may decide to redeem the Rights at their exercise price. The Rights expire on the first anniversary of the date of the Rights Agreement.

The Series A Preferred Shares issuable upon exercise of the Rights have an aggregate liquidation preference of $250 million, plus accrued and unpaid dividends, payable in cash and in priority to any payment or distribution to holders of Ordinary Shares upon a change of control not pre-approved by the Board or upon any liquidation, dissolution or winding up of the Company. Holders of the Preferred Shares are also entitled to cumulative cash dividends at an annual rate of 18.5% on the liquidation preference amount, accruing daily and payable quarterly in arrears, in priority to any dividends or distributions on the Ordinary Shares

Legal Proceedings

On January 12, 2024, the Company announced that it had entered into a $5 million contract with R&I Trading of New York (“R&I Trading”). The purpose of the agreement was to provide supply chain management services to a NATO member state. Following June 30, 2024, R&I Trading issued a notice of termination and initiated arbitration proceedings concerning disputed payment amounts under the contract. The Company considers the termination to be unlawful and has demanded that R&I Trading fulfill its contractual obligations. Furthermore, the Company believes R&I Trading’s claims lack merit and intends to vigorously defend itself should formal proceedings continue. The Company is engaged in arbitration with R&I Trading, which as described below has been suspended. Both parties submitted their statements of claim on January 6, 2025. R&I Trading is seeking full restitution of the amounts it paid under the agreement. In contrast, the Company alleges that R&I Trading breached the contract and has requested the arbitrator to allocate remedies, particularly in the event that the Company incurs additional expenses from suppliers and employees not yet reflected in its damage estimate. The Company has also raised claims for loss of business opportunities and requested declaratory relief in its favor. On February 24, 2026, the arbitrator ordered each party to provide security for the arbitrator’s fees in the amount of NIS 50,000. The Company paid its portion of the required security on March 1, 2026. On May 18, 2026, the arbitrator granted reciprocal applications filed by the parties and ordered each party to deposit security in the amount of US$50,000 to secure the other party’s costs in the arbitration proceedings. Following the arbitrator’s decision, the parties entered into discussions and agreed to suspend the arbitration proceedings. The parties continue to engage in discussions and have undertaken to update the arbitrator should circumstances change. The most recent status notice to the arbitrator was filed on June 18, 2026.

At this stage of the proceedings, management, based on advice received from external legal counsel, is unable to reliably assess the likelihood of success of the respective claims or the ultimate outcome of the arbitration. Accordingly, no provision has been recognized in the financial statements in respect of this matter, other than amounts deposited as security where applicable.

Assignment of IP

In order to simplify and centralise ownership of intellectual property and licensing arrangements within the SMX group, on 25 June 2026, SMX Israel and SMX IP and Licensing Limited (Ireland) entered into an Assignment of Intellectual Property Agreement pursuant to which SMX Israel has agreed to assign its intellectual property rights to SMX IP and Licensing Limited. To the extent any intellectual property in which SMX Israel has an interest is not capable of being assigned or licensed to SMX IP and Licensing Limited without the consent of a third party, SMX Israel has agreed to hold its interest on trust and for the benefit of SMX IP and Licensing Limited pending such third-party consents being obtained.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily with respect to the Israeli shekels (“ILS”), Australian dollars (“AUD”), euros (“EUR”), Singapore dollars (“SGD”) and United Arab Emirates dirhams (“AED”), which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Currency Fluctuations

The Company’s operating expenses are denominated in ILS, AUD, EUR, SGD and AED and are therefore subject to foreign currency exchange risk. Fluctuations in these currencies relative to the U.S. dollar may affect the Company’s operating results and cash flows.

As of June 30, 2026, compared to December 31, 2025, the Israeli shekel (ILS) appreciated against the U.S. dollar by approximately 6.6%, and the Australian dollar (AUD) appreciated by approximately 2.9%. During the same period, the U.S. dollar strengthened against the euro (EUR) by approximately 2.7% and against the Singapore dollar (SGD) by approximately 0.6%. The UAE dirham (AED) remained substantially unchanged due to its peg to the U.S. dollar.

The Company’s policy is not to perform currency hedging transactions, and the Company cannot assure you that it will not be adversely affected by currency fluctuations in the future.

Credit Risk

Credit risk is a risk of financial loss if a counterparty or customer fails to meet its contractual obligations. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure a prompt collection. The Company’s main financial assets are cash and cash equivalents as well as other receivables and represent the Company’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical, the Company holds cash with major and sound financial institutions in Australia, Singapore, Israel and Dubai.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter in meeting its obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has procedures to minimize that risk by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. For more details, please refer to the section titled, “Liquidity and Capital Resources”.

Exhibit No.	Description

99.1	Interim Condensed Consolidated Financial Statements as of June 30, 2026
99.2	Press Release
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 17, 2026

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer